Exhibit (a)(1)(G)

BANCFIRST CORPORATION

OFFER TO PURCHASE FOR CASH

UP TO 500,000 SHARES OF ITS COMMON STOCK

(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

AT A PURCHASE PRICE NOT GREATER THAN $45.00

NOR LESS THAN $39.50 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 4, 2007, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

IMMEDIATE ATTENTION REQUIRED

August 3, 2007

Dear Plan Participant in the BancFirst Corporation Employee Stock Ownership Plan (the “ESOP” or the “Plan”):

The enclosed tender offer materials and Direction Form require your immediate attention.

The tender offer materials describe an offer by BancFirst Corporation (“BancFirst Corporation” or the “Company”), to purchase up to 500,000 shares of the Company’s common stock, $1.00 par value per share (the “Common Stock”), including the associated preferred stock purchase rights (together with the Common Stock, the “Shares”), at a price not greater than $45.00 nor less than $39.50 per share, net to the seller in cash, and without interest (the “Offer”), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated August 3, 2007 (the “Offer to Purchase”). Unless the context requires otherwise, all references to Shares shall refer to the shares of Common Stock and shall include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of February 25, 1999, between the Company and BancFirst, as Rights Agent. All Shares tendered and purchased will include such associated preferred stock purchase rights. No additional consideration will be paid for the associated rights.

The Offer applies not only to Shares you may hold directly, but also to Shares held in the BancFirst Diversified Stock Fund under the ESOP and allocated to the individual Plan accounts of participants in the Plan, as well as to Shares held by the ESOP for the account of terminated Plan participants entitled to receive distributions of Shares from their Plan accounts. The Offer does not apply to Shares held in the BancFirst Stock Fund of the ESOP and allocated to a participant’s Plan account.

If you also have been allocated Shares in the BancFirst Stock Fund of the BancFirst Corporation Thrift Plan, you will receive separate tender offer materials and Direction Forms for those Shares. If you wish to tender Shares from either plan or both, you must complete the separate tender offer materials for the applicable plan(s).

As described below, you have the right to direct the Plan’s Administrator to tender Shares that are held in the BancFirst Diversified Stock Fund of the Plan and allocated to your individual Plan account, or that are held by the ESOP for your account as a terminated participant in the Plan (such Shares over which you have the right to direct the Plan’s Administrator to tender are herein called the “Tenderable ESOP Shares.” If you choose to tender such Shares, you must complete the enclosed Direction Form and return it to Randy Foraker (the “Tabulator”) in the enclosed return envelope. The Tabulator will provide your directions to the Administrator on your behalf. IF YOUR PROPERLY COMPLETED DIRECTION IS NOT RECEIVED BY THE TABULATOR BY 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 4, 2007, UNLESS

ESOP

THE TENDER OFFER IS EXTENDED, THE SHARES YOU HOLD IN THE ESOP WILL NOT BE TENDERED IN ACCORDANCE WITH THE TENDER OFFER. If the Offer is extended, the deadline for receipt of your direction will be, to the extent feasible, at 5:00 p.m., New York City time, on the expiration date of the Offer, as so extended. If you do not complete the enclosed Direction Form and return it to the Tabulator on a timely basis, you will be deemed to have elected not to participate in the Offer and no Tenderable ESOP Shares will be tendered.

You are not eligible to participate in the Offer using the enclosed Direction Form unless you are a participant in the Plan and you hold units of the BancFirst Diversified Stock Fund, or are a terminated participant in the plan, as of 5:00 p.m., New York City time, on September 4, 2007.

The remainder of this letter describes the BancFirst Stock Fund and the BancFirst Diversified Stock Fund and summarizes the Offer, your rights under the Plan and the procedures for completing and submitting the enclosed Direction Form. You should also review the more detailed information provided in the Offer to Purchase, enclosed with this letter.

About BancFirst Corporation Common Stock Investments in the Plan

The ESOP is a non-contributory plan, which means that contributions to the Plan are neither made nor accepted from Plan participants but, rather, are made by the Company for the benefit of Plan participants. Company contributions to the Plan are invested in Shares that are held in the BancFirst Stock Fund of the ESOP and allocated to the individual ESOP accounts of the Plan participants. Shares that have been allocated to a participant’s account that are vested are distributed to the participant after his or her retirement or other termination of employment with the Company. Additionally, participants who have met the applicable age and service requirements have the right to diversify out of a portion of the Shares held in the BancFirst Stock Fund and allocated to their individual ESOP accounts. As the applicable age and service requirements are met by a participant, the applicable number of allocated Shares over which the participant has diversification rights are transferred to the BancFirst Diversified Stock Fund. Accordingly, ESOP participants with allocated Shares held in the BancFirst Diversified Stock Fund have the right to direct the sale of any such Shares in connection with the Offer, or otherwise. ESOP participants whose employment with the Company has terminated are entitled to receive distributions of Shares from their Plan accounts. Accordingly, such terminated Plan participants also have the right to direct the sale of any such Shares in connection with the Offer.

The Tabulator, together with the Plan’s recordkeeper (the “Recordkeeper”) as authorized by the Administrator for the Plan, will determine the actual number of Tenderable ESOP Shares that will be tendered based on instructions received from Plan participants by 5:00 p.m., New York City time on September 4, 2007. The Plan Administrator may not tender Tenderable ESOP Shares for which no directions are received. On September 4, 2007, the Administrator will direct the transfer of the tendered Shares to American Stock Transfer & Trust Company, the designated depositary for the Offer.

To obtain information on the number of Tenderable ESOP Shares in your Plan account, you may refer to your quarterly participant statement for June 30, 2007, access your account information online at www.401kaccess.com, or call Participant Services at 1-800-777-4015.

About the Offer

The Company has made an Offer to its shareholders to purchase up to 500,000 Shares, at a price not greater than $45.00 nor less than $39.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase. The Company will select the lowest purchase price (in increments of $0.25) within the price range specified above that will allow it to purchase 500,000 Shares or such lesser number of Shares as are properly tendered and not properly withdrawn, subject to its right to increase the total number of shares purchased to the extent permitted by law. All Shares acquired in the Offer will be acquired at the same purchase price (such purchase price, the “Final Purchase Price”), regardless of whether the shareholder tendered at a lower price.

2	ESOP

The enclosed Offer to Purchase sets forth the objectives, terms and conditions of the Offer and is being provided to all of the Company’s shareholders, including participants in the Plan. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, including its proration provisions, you should carefully read the entire Offer to Purchase. All of the terms and conditions of the Offer apply to Plan participants, except as specifically set forth in this letter.

The Shares subject to the Offer include Tenderable ESOP Shares. As of July 31, 2007, the Plan held 67,315 Shares in the Diversified Stock Fund and 88,039 Shares allocated to the ESOP accounts of terminated participants. Only the Plan Administrator can tender these Shares in the Offer.

Nonetheless, as a participant under the Plan, you have the right to direct the Plan Administrator whether or not to tender some or all of your Tenderable ESOP Shares, and at what price or prices, and the Tabulator will deliver your instructions received to the Plan Administrator. Absent any other requirements under applicable law, the Plan Administrator will tender Tenderable ESOP Shares in accordance with participants’ instructions, and the Plan Administrator will not tender Tenderable ESOP Shares for which it does not receive timely instructions. If you do not complete the enclosed Direction Form and return it to the Tabulator on a timely basis, you will be deemed to have elected not to participate in the Offer and none of your Tenderable ESOP Shares will be tendered.

For information related to the tender offer, please contact the Information Agent (MacKenzie Partners, Inc.) at (212) 929-5500 (call collect) or (800) 322-2885 (toll free).

It Is Your Decision Whether to Tender

The Board of Directors of the Company has approved the Offer. However, none of the Company, its Board of Directors, the Plan Administrator, the Tabulator, the Recordkeeper, Friedman, Billings, Ramsey & Co., Inc., (the “Dealer Manager” for the Offer), American Stock Transfer & Trust Company (the “Depositary” for the Offer), or MacKenzie Partners, Inc. (the “Information Agent” for the Offer) makes any recommendation to you as to whether you should tender or refrain from tendering your Tenderable ESOP Shares or as to the purchase price or prices at which you may choose to tender such Shares. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR TENDERABLE ESOP SHARES AND, IF SO, WHAT PERCENTAGE OF SUCH SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER. In doing so, you should read and evaluate carefully the information in the Offer, including the Company’s reasons for making the Offer, and should discuss whether to tender your Tenderable ESOP Shares with your financial or tax advisor.

None of our directors and executive officers intends to tender any of their Shares in the Offer, except for Robert A. Gregory, a director, who intends to tender 3,000 shares, and Mike Rogers, Executive Vice President-Human Resources, who intends to tender 4,000 shares.

Tax Consequences

While Plan participants will not recognize any immediate tax gain or loss as a result of the Offer, the tax treatment of future withdrawals or distributions from the Plan may be adversely impacted by a tender and sale of Tenderable ESOP Shares. Specifically, under current federal income tax rules, if you receive from the Plan a lump sum distribution that includes Shares that have increased in value while they were held by the Plan, you may have, under certain circumstances, the option of deferring the payment of taxes on this increase in value until you sell the shares. This increase in value is referred to as “net unrealized appreciation.” When the Shares are sold, any gain up to the amount of the untaxed net unrealized appreciation will be taxed as long-term capital gain. If Tenderable ESOP Shares are purchased by the Company in the Offer, you will no longer be able to take advantage of this tax benefit on these shares. You should discuss whether to tender your shares with your financial or tax advisor.

3	ESOP

Effect of Tender on Your Account: Investment Proceeds, the Restricted Period

For any Tenderable ESOP Shares that are tendered and purchased by the Company, the Company will pay cash to the Plan. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL BE INVESTED IN YOUR ACCOUNT IN THE PLAN. DISTRIBUTIONS TO INDIVIDUAL PLAN PARTICIPANTS OUTSIDE OF THE PLAN CAN ONLY BE MADE IN ACCORDANCE WITH THE TERMS OF THE PLAN.

Pursuant to the terms of the Plan, the Plan Trustee will receive the cash proceeds with respect to Tenderable ESOP Shares that are tendered and purchased by the Company. The cash proceeds resulting from the sale will be invested within your Plan account in the Treasury Obligations Institutional Fund at the time proceeds are received. Such investment will occur as soon as administratively possible after receipt of proceeds.

The period from 5:00 p.m., New York City time, on September 4, 2007, or such later date if the Offer is extended, until such time as the processing of participant accounts is completed is referred to as the “Restricted Period.” Please note that during the Restricted Period, shares of Common Stock that are in the “tendered position” will not be available for other transactions through the Plan. This includes any withdrawals. If you request any transaction through the Plan’s website that would involve Tenderable ESOP Shares in a tendered position, the transaction will be blocked.

Notwithstanding the foregoing, please be advised that any pending distribution requests from the Plan by terminated employees who elect to participate in the Offer that are not processed before September 4, 2007 will be delayed until after the tender offer proceeds have been received by the Plan. In the event that the Offer is extended, the Restricted Period, if feasible, will be temporarily lifted and/or delayed until the new expiration date of the Offer, as extended, at which time the Restricted Period will (re)commence. You may call the Information Agent (MacKenzie Partners, Inc.) at (212) 929-5500 (call collect) or (800) 322-2885 (toll free) to obtain updated information on expiration dates, deadlines and the Restricted Period on tendered Shares.

Confidentiality

To assure the confidentiality of your decision, the Tabulator will tabulate the Direction Forms, and return aggregate results to the Plan Administrator and the Plan’s Recordkeeper. The Tabulator, the Administrator, the Recordkeeper, and their respective affiliates or agents, will not make your individual direction available to the Company.

Procedure to Submit Your Tender Direction

You may submit your tender direction by completing the enclosed Direction Form and returning it to the Tabulator. For purposes of the final tabulation, the Tabulator will apply your instructions to your Tenderable ESOP Shares as of 5:00 p.m., New York City time, on September 4, 2007, or as of the applicable later date if the Offer is extended, and will provide the aggregate number of Tenderable ESOP Shares tendered on behalf of the Plan to the Plan Administrator for delivery to the Recordkeeper.

If you do not properly complete and submit the Direction Form by the deadline specified, your Tenderable ESOP Shares will be considered NOT TENDERED.

You have the following options with respect to the tender offer:

•

You may elect to accept the Final Purchase Price (marked on the election form as TBD) with respect to some or all of your Tenderable ESOP Shares, in which case such Tenderable ESOP Shares will be deemed tendered at the minimum price of $39.50 unless the prevailing market price on September 4, 2007 is higher than the minimum price, in which case your Shares will be tendered at the prevailing market price rounded up to the next highest $.25 increment. You should understand that this election

4	ESOP

may effectively lower the Final Purchase Price and could result in your Tenderable ESOP Shares being purchased at the minimum price of $39.50 per share. However, by electing to accept the Final Purchase Price you can maximize the chance of all of your Tenderable ESOP Shares being accepted for tender.

•

You may direct the tender of your Tenderable ESOP Shares at different prices. To do so, you must state the percentage (in whole numbers) of Tenderable ESOP Shares to be sold at each price by filling in the percentage on the line immediately before the price.

•

If you do not want to tender your Tenderable ESOP Shares at a certain price, then leave the applicable line blank. The total of the percentages you provide on the Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed the Administrator NOT to tender the entire balance of your Tenderable ESOP Shares.

Instructions to Direction Form:

If you wish to participate in the Offer, you must properly complete the enclosed Direction Form by doing the following:

1. If you wish to tender your Tenderable ESOP Shares, CHECK BOX 1 and complete the table immediately below BOX 1, as follows:

•

Enter a percentage (in whole numbers) next to TBD if you wish to maximize the chance that the percentage of your Tenderable ESOP Shares will be purchased in the Offer, as this will indicate that you will accept the purchase price that the Company determines.

•	You may also specify the percentage (in whole numbers) of the Tenderable ESOP Shares that you want to tender at each price indicated.

•	The combination of shares tendered at TBD and/or at a specified purchase price should equal not more than 100%.

•

If you agree to accept the purchase price determined in the Offer by electing TBD, your Tenderable ESOP Shares will be deemed to be tendered at the minimum price of $39.50 per share unless the prevailing market price on September 4, 2007 is higher than the minimum price, in which case, your Shares will be tendered at the prevailing market price rounded up to the next highest $.25 increment. You should understand that this election may lower the purchase price paid for all purchased Shares in the Offer and could result in your Tenderable ESOP Shares being purchased at the minimum price of $39.50 per share. You may elect to tender up to 100% of your Tenderable ESOP Shares using TBD.

2. If you do not want to tender any of your Tenderable ESOP Shares, or if you want to revoke your previous election, CHECK BOX 2.

3. Date and sign the Direction Form in the space provided.

4. Return the Direction Form in the enclosed return envelope so that it is received by the Tabulator at the address on the return envelope (BancFirst Corporation, Attn: Randy Foraker, P.O. Box 26788, Oklahoma City, Oklahoma 73126-0788) not later than 5:00 p.m., New York City time, on September 4, 2007, unless the Offer is extended, in which case, to the extent feasible, the deadline will be the expiration date of the Offer. If you wish to return the form in person or by overnight courier, please deliver it to the Tabulator at BancFirst Corporation, Attn: Randy Foraker, 101 N. Broadway, Oklahoma City, Oklahoma 73102. Directions via facsimile will not be accepted.

You will not receive any notification regarding confirmation or acceptance of your tender until the proceeds are deposited in your Plan account.

The Company reserves the right to determine, in its sole discretion, all questions as to the number of Shares to be accepted in the Offer, the price to be paid for the Shares and the validity, form, eligibility, including the

5	ESOP

time of receipt, and acceptance for payment of any tender of Shares. The Company reserves the absolute right to reject any or all tenders of Shares it determines not to be in the proper form. The Company also reserves the right to waive any defect or irregularity in the tender of any particular Shares, and the Company’s interpretation of the terms of the Offer, including the instructions to the Direction Form, will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. Neither the Company, the Tabulator nor the Plan Administrator is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give such notice.

Your direction will be deemed irrevocable unless revoked by 5:00 p.m., New York City time, on September 4, 2007, unless the Offer is extended by the Company. In order to make an effective revocation, you must submit a new Direction Form which may be obtained by calling the Information Agent (MacKenzie Partners, Inc.) at (212) 929-5500 (call collect) or (800) 322-2885 (toll free), and requesting an additional Direction Form. Upon receipt of a new properly completed Direction Form, by 5:00 p.m., New York City time, on September 4, 2007, your previous direction will be deemed canceled. You may direct the re-tendering of any of your Tenderable ESOP Shares by submitting an additional Direction Form and repeating the previous instructions for directing your tender as set forth in this letter.

After the deadline for returning the Direction Form to the Tabulator, the Tabulator will complete the tabulation of all directions. The Plan Administrator will tender the appropriate number of Tenderable ESOP Shares based on information received from the Tabulator on behalf of the Plan, absent any other requirements of applicable law.

After the Offer expires, the Company will select the lowest purchase price (in increments of $0.25) within the price range specified above that will allow it to buy 500,000 shares or such lesser number of Shares as are properly tendered and not properly withdrawn. All Shares acquired in the Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. The Company will purchase only those Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn prior to the expiration of the Offer. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, the Company may not purchase all of the Shares tendered at prices at or below the purchase price selected by the Company if more than the number of Shares the Company seeks are properly tendered and not properly withdrawn. Any of your Allocated Shares that are not purchased in the Offer will remain in the BancFirst Stock Fund under the Plan.

The preferential treatment of holders of fewer than 100 Shares, as described in the Offer to Purchase, will not apply to participants in the Plan, regardless of the number of Shares you hold in the BancFirst Stock Fund. Likewise, the conditional tender of Shares, as described in the Offer to Purchase, will not apply to participants in the Plan.

Limitations on Following Your Direction

The enclosed Direction Form allows you to specify the percentage of your Tenderable ESOP Shares that you wish to tender and the price or prices at which you want to tender such Shares. As detailed below, when the Plan Administrator tenders Tenderable ESOP Shares on behalf of the Plan, it may be required to tender such Shares on terms different from those set forth on your Direction Form.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) prohibits the sale of shares to the Company for less than “adequate consideration,” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. The Plan Administrator will determine “adequate consideration,” based on the prevailing or closing market price of the shares defined as the last-sale-eligible-trade reported to the NASDAQ exchange prior to 5:00 p.m., New York City time, on September 4, 2007 (the “prevailing market price”). Accordingly, depending on the prevailing market price of the shares on such date, the Plan Administrator may be unable to follow participant directions to tender Tenderable ESOP Shares to

6	ESOP

the Company at certain prices within the offered range. The Plan Administrator will tender or not tender Tenderable ESOP Shares as follows:

•

If the prevailing market price on September 4, 2007 is greater than the maximum tender price offered by the Company in the Offer ($45.00 per share), notwithstanding your direction to tender your Tenderable ESOP Shares, none of the Tenderable ESOP Shares will be tendered and therefore your Tenderable ESOP Shares will not be tendered.

•

If the prevailing market price is lower than the price at which you direct your Tenderable ESOP Shares to be tendered, the Administrator will follow your direction, both as to percentage of your Tenderable ESOP Shares to be tendered and as to the price at which such Shares are tendered.

•

If the prevailing market price is within the range of $39.50 to $45.00, the Administrator will follow your direction regarding the percentage of your Tenderable ESOP Shares, but only with respect to the Tenderable ESOP Shares which were tendered by you at a price equal to or greater than the prevailing market price.

Shares Held Outside of the Plan

If you also hold shares of Common Stock outside of the Plan (for example, shares you received when you exercised a stock option or shares that you bought on the open market), you will receive a separate mailing of Offer materials to be used to tender those shares. Those Offer materials may not be used to direct the Plan Administrator to tender or not tender the shares of Common Stock you hold in the BancFirst Diversified Stock Fund or as a terminated participant. Likewise, the tender of shares of Common Stock you hold in the BancFirst Diversified Stock Fund or as a terminated participant will not be effective with respect to shares you hold outside of the Plan. The direction to tender or not to tender shares of Common Stock you hold in the BancFirst Diversified Stock Fund or as a terminated participant under the Plan may be made only in accordance with the procedures in this letter. Similarly, the enclosed Direction Form may not be used to tender shares of Common Stock held outside of the Plan.

Further Information

If you require additional information concerning the procedure to tender shares of Common Stock you hold in the BancFirst Diversified Stock Fund or as a terminated participant under the Plan, or if you require additional information concerning the terms and conditions of the Offer, please call MacKenzie Partners, Inc., the Information Agent for the Offer, at (212) 929-5500 (call collect) or (800) 322-2885 (toll free).

Sincerely,

BancFirst Corporation

7	ESOP

IF YOUR PROPERLY COMPLETED DIRECTION IS NOT RECEIVED BY THE TABULATOR BY 5:00 P.M., NEW YORK CITY TIME ON SEPTEMBER 4, 2007, UNLESS THE TENDER OFFER IS EXTENDED, YOUR TENDERABLE ESOP SHARES WILL NOT BE TENDERED IN ACCORDANCE WITH THE TENDER OFFER.

DIRECTION FORM FOR TENDERABLE ESOP SHARES HELD BY THE BANCFIRST

CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

THE BANCFIRST CORPORATION TENDER OFFER

BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY THE ACCOMPANYING

OFFER TO PURCHASE AND ALL OTHER ENCLOSED MATERIALS

The Plan Administrator and the Recordkeeper make no recommendation to any participant in the BancFirst Corporation Employee Stock Ownership Plan (the “ESOP” or the “Plan”) as to whether to tender (or at which prices) Shares held in the BancFirst Diversified Stock Fund of the Plan and allocated to such participant’s individual Plan account, or that are held by the ESOP for such person’s account as a terminated participant in the Plan (such Shares herein called the “Tenderable ESOP Shares”). Your direction to the Administrator will be kept confidential and only disclosed as necessary to the Recordkeeper.

This Direction Form, if properly signed, completed and received by the Tabulator in a timely manner, will supersede any previous Direction Form with regard to the Tenderable ESOP Shares.

The Company reserves the right to determine, in its sole discretion, all questions as to the number of Shares to be accepted in the Offer, the price to be paid for the shares and the validity, form, eligibility, including the time of receipt, and acceptance for payment of any tender of Shares. The Company reserves the absolute right to reject any or all tenders of Shares it determines not to be in the proper form. The Company also reserves the right to waive any defect or irregularity in the tender of any particular Shares, and the Company’s interpretation of the terms of the Offer, including the instructions to the Direction Form, will be final and binding on all parties, subject to a court of law having jurisdiction regarding such matters. Neither the Company, the Tabulator, the Plan Administrator nor the Recordkeeper is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give such notice.

To obtain information on the number of Tenderable ESOP Shares in your Plan account, you may refer to your quarterly participant statement for June 30, 2007, access your account information online at www.401kaccess.com, or call Participant Services at 1-800-777-4015.

Please complete, sign and date the form on the reverse side, and mail it promptly to the Tabulator in the enclosed pre-paid envelope.

ESOP

In connection with the Offer to Purchase made by BancFirst Corporation, dated August 3, 2007, I hereby direct the Purchasing Agent to tender my Tenderable ESOP Shares as of September 4, 2007, unless a later deadline is announced, as follows:

☐ 1.	Please TENDER my Tenderable ESOP Shares in the percentage (in whole numbers) indicated below for each of the prices provided. A blank space before a given price will be taken to mean that none of my Tenderable ESOP Shares are to be tendered at that price. I understand that certain transactions involving Tenderable ESOP Shares that are in the “tendered position” will not be available for other transactions through the Plan including any rebalancing, transfers, loans, and withdrawals. FILL IN THE TABLE BELOW ONLY IF YOU HAVE CHECKED BOX #1.

Percentage (in whole numbers) of Tenderable ESOP Shares to be Tendered. (The total of all percentages must be less than or equal to 100%. If the total is less than 100%, you will be deemed to have directed the Purchasing Agent NOT to tender the remaining percentage of your Tenderable ESOP Shares.)

% at $TBD*	% at $40.75	% at $42.25	% at $43.75

% at $39.50	% at $41.00	% at $42.50	% at $44.00

% at $39.75	% at $41.25	% at $42.75	% at $44.25

% at $40.00	% at $41.50	% at $43.00	% at $44.50

% at $40.25	% at $41.75	% at $43.25	% at $44.75

% at $40.50	% at $42.00	% at $43.50	% at $45.00

*By entering a percentage on the % line at TBD, the undersigned understands that this action will result in such percentage of the undersigned’s Tenderable ESOP Shares being deemed to be tendered at the minimum price of $39.50 per share for purposes of determining the Final Purchase Price, unless the prevailing market price on September 4, 2007 is higher than the minimum price, in which case, your Tenderable ESOP Shares will be tendered at the prevailing market price rounded up to the next highest $0.25 increment. This may effectively lower the Final Purchase Price and could result in the undersigned receiving a per share price as low as $39.50. However, by electing to accept the Final Purchase Price you can maximize the chance of all of your Tenderable ESOP Shares being accepted for tender.

☐ 2.	Please DO NOT TENDER my Tenderable ESOP Shares.

If you do nothing, that is, if you do not complete this Direction Form, then you will be deemed to have elected not to participate in the tender offer and none of your Tenderable ESOP Shares will be tendered.

Signature	, 2007 Date
(PLEASE SIGN EXACTLY AS YOUR NAME APPEARS HEREON)

ESOP